SCHEDULE 13D/A


DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
10/14/2022


1. NAME OF REPORTING PERSON
Bulldog Investors, LLP


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
DE
___________________________________________________________


7. SOLE VOTING POWER
5,000

8. SHARED VOTING POWER
107,568

9. SOLE DISPOSITIVE POWER
5,000
_______________________________________________________

10. SHARED DISPOSITIVE POWER
107,568


11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
112,568 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11
1.72%

14. TYPE OF REPORTING PERSON

IA

___________________________________________________________


1. NAME OF REPORTING PERSON
Phillip Goldstein


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
5,000

8. SHARED VOTING POWER
214,363

9. SOLE DISPOSITIVE POWER
5,000
_______________________________________________________

10. SHARED DISPOSITIVE POWER
214,363


11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
219,363 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

3.36%



14. TYPE OF REPORTING PERSON

IN

___________________________________________________________
1. NAME OF REPORTING PERSON
Andrew Dakos


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
5,000

8. SHARED VOTING POWER
214,363

9. SOLE DISPOSITIVE POWER
5,000
_______________________________________________________

10. SHARED DISPOSITIVE POWER
214,363


11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
219,363 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

3.36%



14. TYPE OF REPORTING PERSON

IN

___________________________________________________________


Item 1. SECURITY AND ISSUER

TThis statement constitutes Amendment #4 to the schedule 13d filed December 10, 2021. Except as specifically set forth herein, the Schedule 13d remains unmodified.





ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
(a) As per the N-CSRS filed on 8/5/2022 there were 6,526,000 shares of common stock outstanding as of 5/31/2022. The percentages set forth herein were derived using such number. Phillip Goldstein and Andrew
Dakos own Bulldog Investors, LLP, a registered investment advisor.
As of October 14, 2022 Bulldog Investors, LLP is deemed to be the beneficial owner of 112,568 shares of TPZ (representing 1.72% of TPZ's outstanding shares) solely by virtue of Bulldog Investors LLP's power to direct the vote of,and dispose of, these shares.
Such shares are also beneficially owned by clients of Bulldog Investors, LLP who are not members of any group.

As of October 14, 2022, each of Messrs. Goldstein and Dakos is deemed to be the beneficial owner of 219,363 shares of TPZ (representing 3.36% of TPZ's outstanding shares) by virtue of their power to direct the vote of, and dispose of, these shares.

(b)Bulldog Investors,LLP has sole power to dispose of and vote 5,000 shares. Bulldog Investors, LLP has shared power to dispose of and vote 214,363 shares. Certain of Bulldog Investors, LLP's clients (none of whom beneficially own more than 5% of TPZ's shares) share this power with Bulldog Investors, LLP. Messrs. Goldstein and Dakos are partners of Bulldog Investors, LLP. Messrs. Goldstein and Dakos have shared power to dispose of and vote an additional 106,795 shares.


c) During the last 2 months the following shares of TPZ were sold.

Date		        Shares		Price
10/12/2022		3,931		13.4417
10/14/2022		46,069		13.1096



d) Clients of Bulldog Investors, LLP and a closed-end investment fund for which Messrs. Goldstein and Dakos have investment and voting authority are entitled to receive any dividends or sales proceeds.

e) The Reporting Persons ceased to be the beneficial owner of more than 5% of TPZ's common stock on October 14,2022 based on the N-CSRS filed August 5, 2022

ITEM 6. CONTRACTS,ARRANGEMENTS,UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.
N/A


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
None


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 10/17/2022

By: /S/ Phillip Goldstein
Name:   Phillip Goldstein

By: /S/ Andrew Dakos
Name:   Andrew Dakos

Bulldog Investors, LLP
By: /s/ Andrew Dakos
Andrew Dakos, Partner

Footnote 1: The reporting persons disclaim beneficial ownership except to the extent of any pecuniary interest therein.